Filed by Founder SPAC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founder SPAC

Commission File No.: 001-40910

Rubicon Reports Full Year 2021 Financial and Operational Results

2021 Revenue of $583 million

Annualized Recurring Revenue (ARR) totaled $659 million as of December 31, 2021

Revenue Net Retention of 125% as of December 31, 2021

Closing of proposed business combination with Founder SPAC expected to occur in second quarter 2022

Rubicon to hold Analyst & Investor Day on April 12, at 11:00am eastern, followed by a Q&A session

Lexington, Kentucky – April 12, 2022 – Rubicon Technologies, LLC (“Rubicon” or “the Company”), the leading digital marketplace for waste and recycling and provider of innovative software-based solutions for businesses and governments worldwide, today announced financial and operational results for the fiscal year ended December 31, 2021. On December 15, 2021, Rubicon announced a business combination (the “Business Combination”) with Founder SPAC (Nasdaq: FOUN). The combined company is expected to be listed on the New York Stock Exchange (“NYSE”) upon completion of the transaction, which is expected to occur in the second quarter of 2022 subject to approval by Founder’s shareholders and other customary closing conditions.

Full year GAAP Revenue in 2021 was $583 million, exceeding guidance provided at the announcement of the Business Combination by $6.2 million, and 8% higher than 2020 Revenue. Full year non-GAAP Net Revenue1 was $47 million in 2021, an 11% increase compared to full year 2020. Year-on-year growth in both measures was supported by expansions within the Company’s existing customer base and by new customer wins.

2021 Annualized Recurring Revenue (ARR) totaled $659 million as of December 31, 2021, exceeding guidance provided at the announcement of the Business Combination by $23 million, and 28% higher compared to December 31, 2020. Annualized Recurring Net Revenue as of December 31, 2021 totaled $58 million, an increase of 35% compared to December 31, 2020. Revenue Net Retention in 2021 was 125% as of December 31, 2021.

[1]	See the information at the end of this release for additional information, including how we calculate Net Revenue and a reconciliation thereof to the most directly comparable GAAP measure.

“During 2021, the Rubicon team successfully executed on its plans, both operational and financial. We remained focused on our growth targets while delivering transformative digital waste, recycling and sustainability solutions to our customers,” said Nate Morris, Chairman and CEO of Rubicon. “We accomplished this through the expansion of our agreements with existing customers, the onboarding of new customers, the inception of new partnerships, and the completion of acquisitions that enhance our existing suite of product offerings. We believe Rubicon’s unique market position and approach, strong financial foundation, and industry partnerships position us well for success now and into the future.”

Recent business highlights include:

●	Founder SPAC filed an amended S-4 on April 8th, which provides additional information regarding Rubicon’s 2021 results, including audited financial statements.

●	Earlier this month, Rubicon announced a two-year, nationwide extension agreement with home goods retailer, Tuesday Morning. The agreement will cover Tuesday Morning’s entire portfolio of nearly 500 locations as Rubicon seeks to continue to increase waste diversion from landfills, consolidate service, and provide enhanced account management across Tuesday Morning’s portfolio of stores (link).

●	In March, Rubicon entered into a three year smart city contract with the City of Houston, TX to improve residential waste and recycling services for the city’s more than 2.3 million residents (link).

●	In February, Rubicon announced a multi-year agreement with SRS Distribution, Inc. to provide scalable waste, recycling, and sustainability solutions in support of the company’s environmental and business goals (link).

●	Also in February, Rubicon announced that its pilot program with Japanese conglomerate, Odakyu Electric Railway Co., has successfully transitioned into a long-term, nationwide technology licensing agreement focused on supporting the Japanese waste and recycling industry as it moves towards a more integrated circular economy (link).

●	In January, Rubicon was featured in a four-part documentary series produced by Amazon, titled Climate Next, highlighting Rubicon’s smart city contract with the City of Santa Fe, NM (link).

●	In January, Rubicon completed the acquisition of CIVIX LLC, a routing software and solutions company based out of Freiburg, Germany. The acquisition expands and enhances the routing capabilities of the company’s RUBICONSmartCityTM offering, and helps drive the Company’s growth into additional international markets (link).

●	Rubicon recently opened its new headquarters in Lexington, Kentucky, where it will play a key role in fostering entrepreneurship and innovation in America’s heartland, and in supporting the continued growth of a thriving economic ecosystem in the region.

“Rubicon’s culture of impressive execution and continuous outperformance is highlighted by their 2021 results,” said Osman Ahmed CEO of Founder SPAC. “We at Founder SPAC look forward to seeing the Company continue its growth trajectory going forward.”

Rubicon Virtual Analyst & Investor Day

Rubicon will be hosting a Virtual Analyst & Investor Day on Tuesday, April 12, 2022 at 11:00 am EDT. During the two-hour virtual event, members of the Rubicon and Founder SPAC executive teams will provide an overview of the Company. In addition, the formal presentation will be followed by a live question and answer session hosted by Rubicon and Founder management. The presentation materials, as well as a replay of the webcast, will be available following the event on the Rubicon investor relations website (www.rubicon.com/investors/). To register, click here.

About Rubicon

Rubicon is a digital marketplace for waste and recycling, and provider of innovative software-based solutions for businesses and governments worldwide. Creating a new industry standard by using technology to drive environmental innovation, the Company helps turn businesses into more sustainable enterprises, and neighborhoods into greener and smarter places to live and work. Rubicon’s mission is to end waste. It helps its partners find economic value in their waste streams and confidently execute on their sustainability goals. Learn more, visit www.Rubicon.com.

About Founder SPAC

Founder is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While Founder is not limited to a particular industry or geographic region, the company focuses on businesses within the technology sector, with a specific focus on the theme of Digital Transformation. Founder is led by CEO Osman Ahmed, CFO Manpreet Singh, and Executive Chairman Hassan Ahmed. The company’s independent directors include Jack Selby, Steve Papa, Allen Salmasi, and Rob Theis. Sponsor and advisor, Nikhil Kalghatgi, leads the company’s advisory board.

Important Information About the Business Combination and Where to Find It

Founder’s shareholders and other interested persons are advised to read, carefully and in their entirety, the preliminary proxy statement/consent solicitation statement/prospectus included in the registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2022 (including any amendments or supplements thereto) and, when available, the definitive proxy statement/consent solicitation statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about Founder, Rubicon and the other parties to the Merger Agreement (as defined in the Registration Statement), and the Business Combination (as defined in the Registration Statement). After the Registration Statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of Founder as of a record date to be established for voting on the business combination and other matters described in the Registration Statement. Founder shareholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer, (240) 418-2649.

Participants in the Solicitation

Founder and its directors and executive officers may be deemed participants in the solicitation of proxies from Founder’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Business Combination is contained in the Registration Statement.

Rubicon and its directors and executive officers may also be deemed participants in the solicitation of proxies from the shareholders of Founder in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes forward-looking statements. Founder’s and Rubicon’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Founder’s and Rubicon’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of Founder’s and Rubicon’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Founder and Rubicon following the announcement of the Merger Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain the approval of the shareholders of Founder, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Merger Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or that could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the combined company’s shares on the New York Stock Exchange following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and to retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Rubicon or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the combined company’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Rubicon’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the Registration Statement and other documents filed, or to be filed, by Founder with the SEC.

Founder cautions that the foregoing list of factors is not exclusive. Although Founder believes the expectations reflected in these forward-looking statements are reasonable, nothing in this press release should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that Founder and Rubicon presently do not know of or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Founder cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

RUBICON TECHNOLOGIES, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

(in thousands)

	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$10,617	$6,021
Accounts receivable, net	42,660	45,019
Contract assets	56,984	43,357
Prepaid expenses	6,227	4,290
Other current assets	1,769	2,224
Total Current Assets	118,257	100,911

Property and equipment, net	2,611	2,289
Operating right-of-use assets	3,920	3,884
Other noncurrent assets	4,558	5,535
Goodwill	32,132	32,132
Intangible assets, net	14,163	15,148
Total Assets	$175,641	$159,899

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$47,531	$41,915
Line of credit	29,916	29,373
Accrued expenses	65,538	48,990
Deferred compensation	8,321	1,079
Contract liabilities	4,603	3,993
Operating lease liabilities, current	1,675	1,412
Warrant liabilities	1,380	-
Current portion of long-term debt, net of debt issuance costs	22,666	680
Total Current Liabilities	181,630	127,442

Long-Term Liabilities:
Deferred income taxes	178	1,897
Operating lease liabilities, noncurrent	3,770	4,555
Long-term debt, net of debt issuance costs	51,000	47,024
Other long-term liabilities	367	167
Total Long-Term Liabilities	55,315	53,643
Total Liabilities	236,945	181,085

Commitments and Contingencies (Note 14)

Members’ Equity (Deficit)	(61,304)	(21,186)
Total Liabilities and Members’ Equity (Deficit)	$175,641	$159,899

RUBICON TECHNOLOGIES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2021 AND 2020

(in thousands, except unit data)

	2021	2020
Revenue:
Service	$500,911	$490,122
Recyclable commodity	82,139	49,251
Total revenue	583,050	539,373
Costs and Expenses:
Cost of revenue (exclusive amortization and depreciation):
Service	481,642	471,039
Recyclable commodity	77,030	45,892
Total cost of revenue (exclusive amortization and depreciation)	558,672	516,931
Sales and marketing	14,457	14,782
Product development	22,485	14,857
General and administrative	52,915	37,754
Amortization and depreciation	7,128	6,450
Total Costs and Expenses	655,657	590,774
Loss from Operations	(72,607)	(51,401)

Other Income (Expense):
Interest earned	2	8
Gain on forgiveness of debt	10,900	-
Loss on change in fair value of warrants	(606)	-
Other expense	(1,055)	(427)
Interest expense	(11,455)	(8,217)
Total Other Expense	(2,214)	(8,636)
Loss Before Income Tax Expense	(74,821)	(60,037)

Income Tax Expense (Benefit)	(1,670)	(1,454)
Net Loss	$(73,151)	$(58,583)
Net loss per common unit, basic and diluted	$(2.21)	$(1.81)
Weighted-average units used in computing net loss per common unit, basic and diluted	33,048,809	32,426,264

Non-GAAP Results

Rubicon defines Net Revenue (non-GAAP) as total GAAP Revenue less marketplace vendor costs. Rubicon defines marketplace vendor costs as direct costs charged by our hauling and recycling partners for services procured through our digital marketplace. Rubicon believes presenting non-GAAP Net Revenue aids in the comparability between periods and in assessing its overall operating performance. However, it is important to note that other companies, including companies in Rubicon’s industry, may calculate and use these measures differently or not at all, which may reduce their usefulness as a comparative measure. Further, these measures should not be read in isolation from or without reference to Rubicon’s results prepared in accordance with GAAP, including Revenue.

RUBICON TECHNOLOGIES, LLC AND SUBSIDIARIES

NON-GAAP MEASURES OF PERFORMANCE

YEARS ENDED DECEMBER 31, 2021 AND 2020

(in thousands)

The following table presents a reconciliation of GAAP Revenue to non-GAAP Net Revenue for each of the periods presented:

	2021	2020
Total revenue (GAAP)	$583,050	$539,373
Less: marketplace vendor costs	536,116	497,087
Net revenue (Non-GAAP)	$46,934	$42,286
Net revenue margin (Non-GAAP)	8.0%	7.8%

Contacts:

Media Contact – Rubicon

Dan Sampson

Chief Marketing & Corporate Communications Officer

dan.sampson@rubicon.com

rubiconPR@icrinc.com

Investor Relations Contact – Rubicon

Sioban Hickie

ICR, Inc.

rubiconIR@icrinc.com

Founder SPAC Contact

Cody Slach

Gateway Group

(949) 574-3860

FOUN@gatewayir.com